Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
October 23, 2008

3.	News Release
October 23, 2008

4.	Summary of Material Change
Cardiome Pharma Corp. today announced that it has filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
	Name:	Curtis Sikorsky
	Title:	Chief Financial Officer
	Phone No.:	604-677-6905

9.	Date of Report
October 24, 2008

Per:  “Curtis Sikorksy”
        Curtis Sikorksy,
        Chief Financial Officer